Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

CVS/CAREMARK SALES FORCE Q&A

1.	What is the strategic rationale for bringing together CVS and Caremark? What do they bring each other?

•	This transaction addresses the rapidly changing dynamics of today’s healthcare delivery system.

•	The merger is expected to create significant benefits for employers and health plans through more effective cost management and innovative new programs, and for consumers through expanded choice, unparalleled access, and more personalized services.

•	We expect it also will drive substantial value for stockholders through a number of anticipated benefits, including increased competitive strength, transaction synergies, anticipated accretion to earnings in the first full year, powerful cash flow generation opportunities, and a platform to accelerate growth.

•	The combined company will drive value for pharmaceutical services customers through an enhanced ability to assist and provide actionable information to plan participants and to more effectively manage pharmacy cost trends.

•	CVS/Caremark will have the opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

•	CVS/Caremark also will be well positioned to offer broader disease management, health assessment and wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

2.	What is the vision for this “new model”?

•	Employers and health plans want to control costs, but also want their plan members to have access to a full range of integrated pharmaceutical services.

•	Consumers of prescription drugs demand convenience and want to get more for their healthcare dollar.

•	Together, CVS and Caremark will help manage the costs and complexities of the U.S. healthcare system, offering unparalleled access and driving superior healthcare outcomes, enhancing value for employers, health plans and consumers.

3.	Why is this transaction good for me? What impact will this have on the quality of services provided to plan participants?

•	The combined company will drive value for pharmaceutical services customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends.

•	CVS/Caremark will fill or manage more than one billion prescriptions per year.

•	Greater ability to drive utilization of generic and preferred brands to manage costs for payors.

•	Better capability to ensure optimal use of OTC step therapy and, potentially, supplements and vitamins.

•	Opportunity to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans.

•	CVS/Caremark Corporation will be the leader in specialty pharmacy and have unmatched capabilities in specialty disease management through Accordant.

•	Access to greater information and greater personal interaction between pharmacists and consumers will improve compliance with prescription drug therapies.

•	Half of those on life saving medications stop taking them within 6 months; medication noncompliance is estimated to cost $100 billion and results in 125,000 deaths annually.

•	Opportunity to offer broader health assessment / wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

•	Between 20 percent and 30 percent of those with life threatening illnesses like asthma, diabetes, hypertension and high cholesterol are unaware of their condition.

•	MinuteClinics can serve as a platform to support primary care, treatment of minor ailments, and wellness services in a safe and cost-effective setting.

4.	How will you continue to support mail and specialty business?

•	Yes, the combined company will continue to support both mail and retail services. This transaction is about providing consumers with greatly enhanced choice and convenience.

•	CVS/Caremark will create the premier specialty pharmacy company in the country, with unmatched capabilities in this area.

•	The merger brings us CVS’s PBM, PharmaCare, which we will combine with our own.

•	PharmaCare operates 51 retail specialty pharmacies and four mail-order pharmacies.

5.	Will our network be restricted to CVS pharmacies only?

•	Caremark’s networks already include CVS stores; however, it will not be limited to CVS stores as a result of the merger.

•	Caremark intends to continue to offer access to Caremark’s network of over 60,000 participating pharmacies.

6.	Will you narrow my network? Will you mandate any network changes?

•	No. We intend to offer access to the same network you currently have.

7.	What will happen to existing contracts? Will there be any changes? Can we re-negotiate?

•	Existing contracts should stay in place.

•	The two companies will operate separately until the merger is completed, which is expected in six to twelve months.

8.	What does an “equal merger” or “merger of equals” mean?

•	Shareholders from each company will have the opportunity to benefit from the significant strategic and financial upside expected to be created by this merger.

•	The combined company will be led by management from both Caremark and CVS.

•	The board will feature equal representation from each company.

•	Mac Crawford will become Chairman of CVS/Caremark and Tom Ryan will become CEO.

•	CVS’s PBM business will be merged into Caremark’s and the combined pharmacy services business will be run by Caremark’s SEVP & COO, Howard McLure.

9.	Why is the press saying “CVS buys Caremark” if it’s a merger of equals?

•	Regardless of how the press is describing it, the deal is structured as a merger of equals.

10.	I am not familiar with CVS. Tell me more.

•	CVS operates the nation’s largest retail pharmacy chain, with approximately 6,200 stores across 43 states, as well as a $3 billion wholly owned PBM and specialty pharmacy subsidiary.

•	CVS generates over 70% of its revenue from the pharmacy business.

•	Prescription Pathways, a joint venture between PharmaCare and Universal American Financial Corp., is one of the top ten Prescription Drug Plans in the country, serving beneficiaries of Medicare Part D.

•	CVS also provides healthcare services through its MinuteClinic subsidiary, which operates over 105 healthcare clinics, 87 of which are located within CVS pharmacy stores. MinuteClinic was the first and remains the only retail-based clinic company to receive accreditation from the JCAHO.

•	CVS also has its own PBM, PharmaCare. PharmaCare operates 51 retail specialty pharmacies and four mail-order pharmacies.

11.	Why this combination over other PBMs for CVS or other pharmacy chains for Caremark?

•	The management teams of CVS and Caremark have a shared vision of how this combination will create value and how the companies will work together.

•	This merger combines one of the nation’s leading pharmaceutical services companies with the largest pharmacy chain.

•	The new company is a powerful combination of CVS’s expertise in serving consumers with Caremark’s expertise in serving health plans, employers and other payors.

•	The combined company will provide end-to-end services from plan design to prescription fulfillment.

•	CVS operates the nation’s largest retail pharmacy chain, with approximately 6,200 stores across 43 states.

•	Caremark provides comprehensive prescription benefit management services to over 2,000 health plans.

•	There is, and will continue to be, vigorous competition in the pharmaceutical services industry; the combined company to help its clients by offering excellent value and innovative pharmaceutical services to improve clinical outcomes and reduce overall health care costs.

12.	Will CVS and Caremark be capable of integrating a deal of this scale?

•	Both companies share the same philosophy and vision about where the pharmacy services industry needs to go and how we can work together to get there first.

•	Both companies have been evolving toward this type of integrated model for some time:

•	The combination executes on Caremark’s strategy of gaining greater direct access to consumer.

•	CVS already has a PBM and specialty business, PharmaCare, and this transaction further accelerates CVS’s evolution beyond retail to deliver innovative end-to-end solutions for employers, health plans and consumers.

•	The new company will have a very strong combined management team; they are best in class in their businesses and have excellent track records in integrating acquisitions.

•	For example, Caremark has transformed its business twice under the current management team, through its restructuring announced in late 1998 and through its acquisition of AdvancePCS in 2002, a $7 billion deal.

•	CVS has proven its ability to integrate large-scale acquisitions through its successful acquisitions of Revco in 1997; Arbor in 1998; the southern assets of Eckerd in 2004; excellent progress on the integration of Osco and Sav-On; and several acquisitions within its PBM business, such as the purchase of Stadtlanders’ specialty business several years ago.

13.	When is the transaction expected to close?

•	We anticipate that the transaction will close in six to twelve months.

14.	What are the conditions to close?

•	The transaction is subject to both companies’ shareholder approvals, regulatory approvals, and other customary closing conditions.

15.	What regulatory approvals do you need? How long do you anticipate the review will take?

•	The transaction is subject to customary regulatory reviews, including the Hart-Scott-Rodino pre-merger notification.

•	We believe that we will be able to secure all of the necessary approvals to close the transaction in six to twelve months.

16.	What will the new company be called? Where will the new company be headquartered?

•	The new corporate entity will be called CVS/Caremark Corporation and will be headquartered in Woonsocket, Rhode Island.

•	The combined pharmaceutical services business will continue to be called Caremark and will be headquartered in Nashville, TN.

•	The retail business will continue to be branded CVS.

17.	What will be the make-up of the new board?

•	The number of board members has not been determined, but CVS and Caremark will appoint an equal number of members to the board.

•	The Board representatives have not yet been determined.

18.	How long will Mac Crawford remain Chairman? What kind of role will he play on the Board?

•	Mac Crawford will play a very active role as Chairman. He is committed to the successful integration of the two businesses and implementation of CVS/Caremark Corporation’s strategy.

19.	How will the combined company be structured? Who will run the PBM business? Who will run the retail business?

•	Howard McLure, Caremark’s ESVP and COO will continue to run the combined pharmaceutical services business, which will consist of the combined PBM, specialty pharmacy and disease management businesses.

•	The CVS senior team will run the retail business.

20.	How will these businesses be integrated?

•	It is premature to discuss detailed integration plans, as this transaction will not close for six to twelve months.

•	We intend to integrate our businesses to drive superior healthcare outcomes and enhance value for employers, health plans and consumers.

•	The combination creates a platform to drive growth and offer new and innovative personalized services to consumers and employers.

•	CVS and Caremark will use the time between now and closing to finalize plans for integration.

21.	What incremental growth opportunities does this merger create?

•	Over time, the combination creates a platform to drive growth and offer new and innovative personalized services to consumers and employers.

•	CVS/Caremark expects growth opportunities from:

•	Potential new PBM business wins through innovative new product offerings;

•	Increased store traffic and customer loyalty through differentiated service offerings to consumer base;

•	Ongoing growth of mail penetration;

•	Increased generic and preferred drug dispensing rates;

•	Expanded disease management capabilities; and

•	Sales of new services.

•	Platforms encouraging greater interaction between consumers, physicians, employers and health plans, such as MinuteClinics, specialty pharmacy and e-prescribing, will continue to expand.

•	CVS/Caremark will pursue opportunities to invest in new and ancillary products to better address healthcare needs.

22.	What will happen to CVS’s PBM?

•	PharmaCare, CVS’s PBM and specialty pharmacy business, will be combined with Caremark’s.

23.	What will happen to the two brands? Will one be eliminated?

•	The new company will be called CVS/Caremark Corporation at the corporate level.

•	Due to its national brand recognition among consumers, the retail chain will keep the CVS name.

•	The Caremark name is equally highly regarded in its industry, as a result of its industry-leading customer service, and therefore the pharmaceutical services business will keep the Caremark name, and all care initiatives will be branded with the Caremark name.

24.	How will the combined company ensure that it is not cutting off important competitor channels?

•	We intend to provide unparalleled access to our products and services.

•	We would hope and expect that other PBMs would continue to want to provide access to CVS’s stores to their clients.

•	We intend to provide Caremark’s clients with continued access to our 60,000 participating pharmacies.

25.	Will enhanced mail penetration reduce front store sales, store traffic or pharmacy margins? How do you increase mail penetration and at the same time increase foot traffic?

•	We will seek to optimize all channels and expect strong performance resulting from greater efficiency, convenience, and choice.

•	CVS’s experience has been that by introducing new services like drive-through pharmacies, it has been able to enhance customer loyalty and drive sales in its stores, without reducing foot traffic.

•	We believe consumers will find significant value in the enhanced services and value we will offer as a combined company and that this will engender further loyalty to the CVS and Caremark brands.

•	We will aim to provide clients and consumers with whatever option yields the best financial result and meets consumers’ demands – retail and/or mail services as circumstances warrant.

26.	How does MinuteClinic fit into this new business model? Will non-Caremark customers still be able to use the clinics?

•	MinuteClinic is one of the different ways in which CVS has been evolving to offer more personalized, convenient and efficient healthcare services.

•	MinuteClinics will continue to serve as a platform to support primary care, treatment of minor ailments, and wellness services in a safe and cost-effective setting.

•	Caremark plan participants dealing with certain chronic diseases will have access to in-person advice and help with specialty therapies (injections, infusion) through CVS’s store-based pharmacists and, over time, through MinuteClinics.

•	MinuteClinic welcomes the opportunity to work with all payors and welcomes consumers regardless of whether they are a Caremark customer.

27.	What impact will this transaction have on the industry?

•	This combination represents the logical evolution of the pharmaceutical services industry.

•	CVS and Caremark have a shared view of where the healthcare market needs to go and how we can work together to get there first.

•	CVS/Caremark can better address emerging trends and challenges in healthcare.

•	This merger accelerates growth opportunities for the combined company in addressing emerging trends in the healthcare industry, including an aging population, increasing incidence of chronic disease, greater availability of generic drugs, Medicare Part D and consumer-directed health plans.

28.	Is this a reaction to Wal-Mart’s $4 generic program? How will this deal allow you to compete more effectively with Wal-Mart and others lowering prices on generic drugs?

•	Our CEOs have been working toward this merger for over a year, so it is clearly not a reaction to any recent industry news.

•	The 300 drugs under Wal-Mart’s program are all older generics that already have lower reimbursement rates from health plans.

•	They represent less than 10% of the more than 3,000 unique generic products that CVS stocks.

•	Cash sales of these products amount to less than one-half of one percent of CVS’s total pharmacy sales.

•	There is, and will continue to be, vigorous competition in the pharmaceutical services industry; the combined company to help its clients by offering excellent value and innovative pharmaceutical services to improve clinical outcomes and reduce overall health care costs.

29.	Why is this merger good for consumers?

•	Healthcare is becoming more consumer-centric as the system strains to meet the growing cost of healthcare and employers shift more responsibility for managing costs to employees.

•	Consumers are demanding greater control over their own healthcare decisions and spending.

•	CVS/Caremark will offer unparalleled access, greater convenience and choice, more personalized information and assistance, and expanded services demanded by consumers.

•	Consumers have greatly enhanced choices for where and how to interact with their pharmacists (phone or in person).

•	Drop-off prescriptions can be filled in store or easily converted to mail delivery at consumer request.

•	Consumers can request mail delivery at home or to a convenient CVS location where in-person consultation with pharmacist or assistance with difficult-to-administer medication is available.

•	Caremark plan participants dealing with certain chronic diseases will have access to in-person advice and help with specialty therapies (injections, infusion) through CVS’s store-based pharmacists and, over time, through clinics.

•	Ability to further reduce risk of harmful drug interactions and inappropriate use of medications through better access to complete information.

•	Opportunity to help educate consumers on Medicare Part D to ensure they receive maximum benefits from the program.

30.	Is there value to consumers from the competition that PBM mail services presents to retail pharmacy? Will this merger diminish that competition?

•	Not at all – competition in the pharmacy services arena is, and will continue to be, robust.

•	CVS/Caremark will drive value for pharmacy services customers through an enhanced ability to assist and provide actionable information to plan participants and more effectively manage pharmacy cost trends.

•	We will also have a greater ability to drive utilization of generic and preferred brands, helping to even more effectively manage costs for payors.

31.	What function do PBMs serve in the healthcare industry?

•	PBMs allow employers to offer attractive healthcare solutions to their employees, while managing their costs.

•	Caremark and PharmaCare aim to deliver the most effective and appropriate medicines with the greatest cost savings.

•	Multiple third parties, including the Federal Trade Commission, the Congressional Budget Office and PriceWaterhouseCoopers, have determined that PBMs add value to the healthcare system.

•	Together, CVS and Caremark will help manage the costs and complexities of the U.S. healthcare system, driving superior healthcare outcomes and enhancing value for employers, health plans, and consumers.

32.	Will confidential medical information of non-Caremark customers be protected by CVS (and vice-versa)?

•	Absolutely, we will continue to comply with all HIPAA regulations.

33.	How will plan structures be impacted?

•	Not at all initially. Over time, new options may become available.

34.	Will current sales representatives remain in place?

•	We will maintain an organization focused on meeting the needs of all of our different clients.

35.	Does CVS/Caremark plan to put additional pricing pressure on pharmaceutical manufacturers?

•	Caremark is focused on having strong, long-term business relationships with pharmaceutical manufacturers and will continue to work closely with them in a way that continues to allow us to provide appropriate and effective medications to customers, while helping them manage their costs.

•	The access, convenience and choice provided by CVS/Caremark will be supplemented by strategies to improve the diagnosis and treatment of chronic conditions and maintenance of medication regiments.

36.	How will the combined PBMs formulary / preferred drug list be determined?

•	As in the past, Caremark will continue to retain an independent, anonymous panel of pharmacists and physicians to determine the content of the preferred drug list.

37.	How will the combined company treat brand v. generic products? How will generic substitution policies change?

•	We anticipate that the combined company will have a greater ability to drive utilization of generics and preferred brands to achieve savings for employers, health plans and consumers.

•	Generics are one of the largest opportunities for cost savings in pharmacy; we expect the combined company to continue driving adoption of generics through both mail and retail.

38.	Do you expect CVS’s relationships with other major PBMs who use its retail network to be impacted by this transaction? If so, how?

•	CVS has owned a PBM for over 10 years.

•	CVS is currently in virtually all PBM networks.

•	We do not expect this to change because we believe consumers want access to CVS’s pharmacies.

39.	Will CVS’s competitors refuse to serve Caremark plan members?

•	We expect that Caremark’s networks will include stores other than CVS stores (as PharmaCare’s do now).

•	This deal is about providing better service to all consumers.

40.	Can Caremark customers still go to their normal pharmacy or do they need to switch to CVS?

•	Caremark customers can continue to use any pharmacy they choose within their networks.

•	Caremark currently has 60,000 participating pharmacies in its network.

41.	How will Consultants react? Will they see the value of this combination?

•	Consultants are actively promoting improved consumer access and education to manage total health care costs.

•	CVS/Caremark’s multiple points of access, improved data integration and clinical innovation will support this new model and we are confident that Consultants will appreciate the value of this deal.

•	We will work closely with Consultants to help them understand how we plan to integrate our businesses so they clearly understand the benefits to employers, health plans, and consumers.

42.	Can community pharmacies somehow participate in or benefit from this merger?

•	The objective of this transaction to help manage costs and complexities in the U.S. healthcare system, improving outcomes and enhancing value for customers.

•	Caremark’s networks currently include thousands of independent pharmacies and hopefully will continue to do so.

•	CVS/Caremark will continue to champion e-prescribing to improve efficiency, accuracy, and safety for all pharmacies.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

Caremark and CVS will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information. Investors and stockholders may obtain a detailed list of names, affiliations and interests of participants in the solicitation of proxies of Caremark stockholders to approve the merger at the following address: Georgeson Shareholder Communications, Inc., 17 State Street, New York, New York, 10004.

Investors and stockholders will be able to obtain the joint proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com. Documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com.

Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006. CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.